UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Royalty Holdings LLC
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   (Last)                            (First)                            (Middle)

                          c/o Hyde Park Holdings, Inc.
                         595 Madison Avenue, 35th Floor
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                                    (Street)

   New York, New York 10022
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   (City)                            (State)                              (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   10/16/2002
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Regency Affiliates, Inc. ("RAFI.OB")
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   |X| Director (Mr. Levy)          |X| 10% Owner (all reporting persons)
   |X| Officer (give title below)*  |_| Other (specify below)

   * Mr. Levy is the President and Chief Executive Officer of the Issuer.
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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person
   |X| Form filed by More than One Reporting Person

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            Table I -- Non-Derivative Securities Beneficially Owned
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
                                                              3. Ownership Form:
                              2. Amount of Securities            Direct (D) or
1. Title of Security             Beneficially Owned              Indirect (I)             4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    (Instr. 4)                      (Instr. 5)                  (Instr. 5)
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
None.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the Form is filed by more than one reporting person, see Instruction
      5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                          (Over)

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              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                       5. Owner-
                                                    3. Title and Amount of Securities                     ship
                                                       Underlying Derivative Security                     Form of
                          2. Date Exercisable          (Instr. 4)                                         Derivative
                             and Expiration Date    ---------------------------------   4. Conver-        Security:
                             (Month/Day/Year)                            Amount            sion or        Direct       6. Nature of
                          ----------------------                         or                Exercise       (D) or          Indirect
                          Date        Expira-                            Number            Price of       Indirect        Beneficial
1. Title of Derivative    Exer-       tion                               of                Derivative     (I)             Ownership
   Security (Instr. 4)    cisable     Date          Title                Shares            Security       (Instr. 5)      (Instr. 5)
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
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5% Convertible            10/16/02    10/16/12      Common Stock         1,750,000(1)       $2.00          (1)             (1)
Promissory Note(1)
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

Explanation of Responses:

(1) This statement is filed as a joint report pursuant to Rule 16a-3(j) promulgated under the Securities Exchange Act of 1934 (the "Act") by Royalty Holdings LLC ("Holdings"), Royalty Management, Inc. ("Management") and Laurence S. Levy. Holdings holds a 5% Convertible Promissory Note of the Company that is convertible into a total of 1,750,000 shares of Common Stock (plus shares issuable in respect of accrued and unpaid interest under such note). As the Manager of Holdings, Management may be deemed to beneficially own all securities held by Holdings for purposes of Section 13(d) of the Act. In addition, as President, sole director and sole stockholder of Management, Mr. Levy may be deemed to beneficially own all securities held by Holdings for purposes of Section 13(d) of the Act. Mr. Levy disclaims beneficial ownership of such securities for purposes of
      Section 16 of the Act to the extent in excess of his pecuniary interest therein. Management does not beneficially own any securities of the issuer for purposes of Section 16 of the Act.

Royalty Holdings LLC

By: Royalty Management, Inc., Manager


By /s/ Laurence S. Levy                                     10/28/2002
   ---------------------------------               -----------------------------
Name:  Laurence S. Levy                                        Date
Title: President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information

Names: Laurence S. Levy and Royalty Management, Inc.

Address: c/o Hyde Park Holdings, Inc
         595 Madison Avenue, 35th floor
         New York, New York 10022

Designated Filer:                           Royalty Holdings LLC

Issuer and Ticker Symbol:                   Regency Affiliates, Inc. (RAFI.OB)

Date of Event requiring Statement:          10/16/02

The undersigned, Laurence S. Levy and Royalty Management, Inc. are jointly filing the attached Initial Statement of Beneficial Ownership on Form 3 with Royalty Holdings LLC with respect to the beneficial ownership of securities of Regency Affiliates, Inc,

                   ROYALTY MANAGEMENT, INC.


                   By: /s/ Laurence S. Levy       /s/ Laurence S. Levy
                       ---------------------      -----------------------------
                   Name:  Laurence S. Levy            Laurence S. Levy
                   Title: President